Exhibit 11. Statement Regarding Computation of Per Share Earnings
	Year Ended June 30, 2005	Year Ended June 30, 2004
EQUIVALENT SHARES:
Weighted average shares outstanding	2,518,764	2,543,812

Total diluted shares	2,563,545	2,604,910

Net income	$ 4,018,634	$ 3,512,179

Basic earnings per share	$ 1.60	$ 1.38

Diluted earnings per share	$ 1.57	$ 1.35